UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15045708

Tr 2/27/15

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2015
WASH, D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Landolt Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Oregon Street
(No. and Street)

Oshkosh	Wisconsin	54902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul T. Pavelski (920) 236-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nigl Nigl & Mathe LLP
(Name – *if individual, state last, first, middle name*)

2450 Witzel Avenue	Oshkosh	WI	54904
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/2/15

OATH OR AFFIRMATION

I, Paul T. Pavelski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Landolt Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul T. Pavelski

Signature

Corporate President

Title

Mary Schmidt

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Exemption Report under Paragraph (k) of SEC Rule 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANDOLT SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2014

Nigl Nigl & Mathe LLP
Certified Public Accountants and Consultants

LANDOLT SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2014

LANDOLT SECURITIES, INC.
TABLE OF CONTENTS

Nigl Nigl & Mathe LLP
Certified Public Accountants and Consultants

Charles A. Nigl, CPA
Matthew R. Nigl, CPA
Anthony R. Mathe, CPA, CFE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Landolt Securities, Inc.
Oshkosh, Wisconsin

We have audited the accompanying statement of financial condition of Landolt Securities, Inc. as of December 31, 2014, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Landolt Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Landolt Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission has been subjected to the audit procedures performed in conjunction with the audit of Landolt Securities, Inc.'s financial statements. The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission is the responsibility of Landolt Securities, Inc.'s management. Our audit procedures included determining whether the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission. In forming our opinion on the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, we evaluated whether the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Nigl Nigl & Mathe LLP

Oshkosh, Wisconsin
February 12, 2015

2450 Witzel Avenue • PO Box 2485, Oshkosh WI 54903-2485 920.651.9500 • fax 920.651.9600

LANDOLT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Current Assets		
Cash	$ 289,638	
Marketable securities, at market value	115,985	
Commission receivables	159,456	
Other receivables	53,395	
Prepaid expenses	79,093	
Total Current Assets		$ 697,567
Property and Equipment		
Property and equipment	146,710	
Less accumulated depreciation	108,195	
Property and Equipment, Net		38,515
Other Assets		
Security deposit	4,528	
Intangible assets	45,116	
Total Other Assets		49,644
TOTAL ASSETS		**$ 785,726**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$ 35,049	
Accrued wages, commissions and related items	131,018	
Total Current Liabilities		$ 166,067
Stockholders' Equity		
Common stock - $1 par value; 56,000 shares authorized, 17,500 shares issued and outstanding	17,500	
Additional paid-in capital	85,845	
Retained earnings	516,314	
Total Stockholders' Equity		619,659
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		**$ 785,726**

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements

LANDOLT SECURITIES, INC.
STATEMENT OF INCOME
Year Ended December 31, 2014

Revenues		
Commissions earned	$ 4,127,599	
Net investment gains or (losses)	(20,446)	
Interest and dividend income	34,979	
Total Revenues		$ 4,142,132
Expenses		
Clearing expenses	141,346	
Wages	1,267,087	
Payroll taxes	87,921	
Health Insurance	30,337	
Employee education	3,025	
Retirement plan contribution	29,679	
Commissions	1,331,338	
Occupancy expenses	197,125	
Telephone expense	20,726	
Office supplies and expense	57,558	
Postage and delivery	13,316	
Automobile expenses	12,281	
Advertising and promotion	20,199	
Accounting fees	73,180	
Legal fees and settlements	34,750	
Consulting fees	45,371	
Quotation system expenses	25,242	
Insurance	58,751	
Depreciation	12,429	
Dues, licenses and subscriptions	124,442	
Travel	33,863	
Entertainment and promotion	1,315	
Property taxes	12,720	
Other operating expenses	4,774	
Total Expenses		3,638,775
NET INCOME		$ 503,357

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements

LANDOLT SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
Year Ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balances at January 1, 2014	$ 17,500	$ 85,845	$ 347,209
Net Income			503,357
Dividend Distributions			(334,252)
BALANCES AT DECEMBER 31, 2014	**$ 17,500**	**$ 85,845**	**$ 516,314**

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements

LANDOLT SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

Cash Flows From Operating Activities:		
Net income	$ 503,357	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	12,429	
Net investment (gains) or losses	20,446	
(Increase) decrease in:		
Receivables	(61,819)	
Prepaid expenses and deposits	(1,958)	
Increase (decrease) in:		
Accounts payable	(4,129)	
Accrued wages, commissions and related items	(147,599)	
Net Cash Provided By Operating Activities		$ 320,727
Cash Flows From Investing Activities:		
Purchase of securities	(62,256)	
Proceeds from sale of securities	16,188	
Purchase of property and equipment	(12,195)	
Net Cash (Used) By Investing Activities		(58,263)
Cash Flows From Financing Activities:		
Dividend distributions	(334,252)	
Net Cash (Used) By Financing Activities		(334,252)
Net Decrease in Cash		(71,788)
Cash at Beginning of Year		361,426
CASH AT END OF YEAR		**$ 289,638**

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Landolt Securities, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. The significant accounting policies are as follows:

Nature of Operations

Landolt Securities, Inc. is a registered securities broker-dealer headquartered in Oshkosh, Wisconsin with branch offices in Antioch, Illinois and Bethesda, Maryland. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company has contracted with National Financial Services LLC (NFS) to clear all securities transactions on a fully disclosed basis for customer accounts which are introduced by the Company and accepted by NFS.

The Bethesda, Maryland office specializes in Federal Deposit Insurance Corporation (FDIC) insured certificates of deposit and other fixed income securities. The Company operates its Maryland office under the name FISN, a Division of Landolt Securities, Inc.

Date of Management's Review

Management has evaluated subsequent events through February 12, 2015, the date on which the financial statements were available to be issued.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Securities Owned

Securities owned are valued at market using quoted market prices, with the resulting gains or losses reflected in income for the current year.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Commissions Receivable

Commissions receivable are uncollateralized obligations due from National Financial Services LLC, mutual fund, insurance, and other investment product companies under normal trade terms. Commissions receivable are recorded at an amount computed by multiplying the stated commission rate, set by agreement with the investment product company, by the total amount invested by the client or the value of the insurance policy. Interest is not accrued on commissions receivable. Management considers all commissions receivable to be collectable and therefore has not reported a valuation allowance. Commissions receivable was $159,456 at December 31, 2014.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using the straight-line method over a five to ten year estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Recoverability of assets held and used are measured by a comparison of the carrying amount of an asset to undiscounted pre-tax future net cash flows. Future events could cause the Company to conclude that impairment indicators exist and that long-lived assets may be impaired. At December 31, 2014, the Company considers long-lived assets not to be impaired and therefore has not reported any impairment loss.

Intangible Assets

Intangible assets are carried at cost. Amortization is not provided because the assets have an indefinite life. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, the Company reviews intangible assets on an annual basis for possible impairment. At December 31, 2014, the Company considers intangible assets not to be impaired and therefore has not reported any impairment loss.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Advertising Costs

Expenditures for advertising and sales promotion are expensed as incurred. Advertising and promotion expense was $20,199 for the year ended December 31, 2014.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. SECURITIES OWNED

In accordance with SFAS No. 157, the Company groups its financial assets measured at fair value in three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.
Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques which all significant assumptions are observable in the market.
Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

The components of securities owned are as follows at December 31, 2014:

	Level 1	Level 2	Level 3
Marketable securities	$ 115,985	$ -	$ -

NOTE 3. PROPERTY AND EQUIPMENT

Major classifications of property and equipment and their respective depreciable and amortizable lives are summarized as follows at December 31, 2014:

	Amount	Depreciable/ Amortizable Lives
Furniture and Equipment	$ 140,770	5-10 Years
Leasehold Improvements	5,940	5 Years
Totals	146,710	
Accumulated Depreciation	(108,195)	
PROPERTY AND EQUIPMENT, NET	$ 38,515	

NOTE 4. AGREEMENT WITH NATIONAL FINANCIAL SERVICES LLC (NFS)

The Company has entered into an agreement with NFS to provide clearing services for all securities transactions initiated by the Company. NFS clears all transactions on a fully disclosed basis for customer accounts introduced by the Company and accepted by NFS. Pursuant to the terms of this agreement, the Company has agreed to indemnify and hold harmless NFS from and against all claims and liabilities arising out of any failures by the Company or customers to comply with any obligations under this agreement. On March 25, 2010 the agreement was renewed for a five year term ending March 25, 2015. The agreement may be terminated by giving 90 days prior written notice.

NOTE 5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors trade-date customer exposure and collateral values daily and requires customers to deposit additional collateral or reduce positions when necessary.

NOTE 6. CONCENTRATIONS OF CREDIT RISK

The Company provides investment and related services to a diverse group of customers located throughout the United States of America.

The Company's exposure to credit risk associated with these transactions is measured on an individual customer basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and customers are required to provide additional collateral as necessary.

The Company maintains its cash balances in one financial institution located in Wisconsin. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company had no uninsured cash balances at December 31, 2014.

NOTE 7. NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). This rule requires that net capital, as defined, shall be at least the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $370,548, which was $270,548 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was .45 to 1.

NOTE 8. RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchange Commission's Rule 15c3-3 under Section (k)(1) and, therefore, is not required to make the periodic computation for determination of reserve requirements, and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

NOTE 9. RETIREMENT PLAN

The Company maintains a qualified Cross-Tested 401(k) Profit Sharing Plan and Trust which covers all eligible employees who meet the age and service requirements. The Company is currently making nonelective contributions equal to 3% of the employees' compensation for the year. The Company contribution for the year ended December 31, 2014 was $29,679.

NOTE 10. LEASES

The Company leases an office building and improvements located at 701 Oregon Street in Oshkosh, Wisconsin. On June 6, 2011, the lease was extended for a three year term and requires a monthly rent payment of $4,000. In addition to rent, the Company is responsible for utilities, insurance, maintenance and repairs, and real estate taxes. On June 6, 2014, the lease was extended for three additional years with rent and responsibilities remaining unchanged. Total rent expense charged to operations under this agreement for the year ended December 31, 2014 was $48,000.

On November 4, 2011, the Company signed a lease for the shared use of an office building and improvements located at 41412 North Illinois Route 83, in Antioch, Illinois. The lease is for a five year term beginning on December 1, 2011 and ending on November 30, 2016 and requires a monthly rent payment of $4,000. The lease grants the Company the option to extend the lease for an additional five years beyond November 30, 2016 with monthly rent to be determined. In addition to rent, the Company is responsible for a portion of utilities, insurance, maintenance and repairs, real estate taxes and common area expenses. Total rent expense charged to operations under this agreement for the year ended December 31, 2014 was $48,000.

NOTE 10. LEASES - (Continued)

On August 29, 2012, the Company signed a lease for the shared use of an office building and improvements located at 4720 Montgomery Lane in Bethesda, Maryland. The lease is for a seven year term beginning on October 1, 2012. Monthly rent for months one through twelve is $4,528.33, months thirteen through twenty-four is $4,709.47, months twenty-five through thirty-six is $4,897.85, months thirty-seven through forty-eight is $5,093.76, months forty-nine through sixty is $5,297.51, months sixty-one through seventy-two is $5,509.41 and months seventy-three through eighty-four is $5,729.79. The Landlord is responsible for all real estate taxes and operating expenses. Total rent expense charged to operations under this agreement for the year ended December 31, 2014 was $57,079.

Future minimum lease payments for years ending December 31 are as follows:

Year Ending December 31	Amount
2015	$ 155,362
2016	153,736
2017	84,206
2018	66,774
2019	51,568
Total	$ 511,646

NOTE 11. RELATED PARTY TRANSACTIONS

Mr. and Mrs. Paul Pavelski own the real estate located at 701 Oregon Street in Oshkosh, Wisconsin which is being leased by the Company. At December 31, 2014, Mr. Pavelski is a corporate officer and a 95% shareholder in Landolt Securities, Inc.

Mr. and Mrs. Paul Pavelski own the real estate located at 41412 North Illinois Route 83 in Antioch, Illinois which is being leased by the Company. At December 31, 2014, Mr. Pavelski is a corporate officer and a 95% shareholder in Landolt Securities, Inc.

NOTE 12. ACQUISITIONS AND COMMITMENTS

On June 22, 2012, the Company acquired certain tangible and intangible business assets from FISN, Inc., a District of Columbia corporation. In addition, to the purchase price, the agreement requires consulting payments on the first, second, third and fourth anniversary dates. The consulting payment amounts are to be calculated on the amount of transferred assets and new business under management in the Maryland office on each anniversary date. Total consulting expense charged to operations under this agreement for the year ended December 31, 2014 was $45,371. The Company estimates the contingent payments for year three and four to be $50,000 each. Since the contingent payments are performance based, the actual amount paid will likely vary from these amounts and will be expensed when they become known.

NOTE 13. OTHER RECEIVABLES

At December 31, 2014, the Company has receivables totaling $53,395 from two former employees. The amount represents a return of commissions paid as a result of the early termination of their contract on September 15, 2014. Management considers these receivables to be collectable and therefore has not reported a valuation allowance.

SUPPLEMENTARY INFORMATION

LANDOLT SECURITIES, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

Net Capital		
Total stockholders' equity		$ 619,659
Deduction for non-allowable assets -		
Receivables over 30 days	$ 0	
Receivables other	53,395	
Securities from closed accounts	49	
Unsecured debt	1,322	
12b-1 Fees included in receivables	5,076	
Prepaid expenses	79,044	
Property and equipment, net	38,515	
Security deposit	4,528	
Intangible assets	45,116	227,045
Net capital before haircuts on securities		392,614
Haircuts on securities - 15%		(17,398)
Undue concentration charge - Per formula		(4,668)
NET CAPITAL		**$ 370,548**
Computation of Basic Net Capital Requirement		
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)		$ 11,071
Minimum dollar net capital requirement		100,000
Net capital requirement		100,000
Excess net capital		**$ 270,548**
Computation of Aggregate Indebtedness		
Total liabilities from statement of financial condition		**$ 166,067**
Ratio of aggregate indebtedness to net capital		**.45 to 1**

Note: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5, Part II filing.

Nigl Nigl & Mathe LLP
Certified Public Accountants and Consultants

Charles A. Nigl, CPA
Matthew R. Nigl, CPA
Anthony R. Mathe, CPA, CFE

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
Landolt Securities, Inc.
Oshkosh, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Landolt Securities Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Landolt Securities Inc.'s compliance with the applicable instructions of Form SIPC-7. Landolt Securities Inc.'s management is responsible for Landolt Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of the procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, nothing no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, nothing no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Nigl Nigl & Mathe LLP

Oshkosh, Wisconsin
February 12, 2015

2450 Witzel Avenue • PO Box 2485, Oshkosh WI 54903-2485 920.651.9500 • fax 920.651.9600

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2604********************MIXED AADC 220
043645 FINRA DEC
LANDOLT SECURITIES INC
701 OREGON STREET
PO BOX 2703
OSHKOSH WI 54903-2703

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jayna Phillips 920-231-1227

2. A. General Assessment (item 2e from page 2) $ 8,789

B. Less payment made with SIPC-6 filed (exclude interest) (4,950)

7-31-15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,839

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,839

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,839

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Landolt Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10TH day of FEBRUARY, 20 15.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,142,133
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	48,875
Total additions	48,875
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	528,871
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	106,561
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	28,428
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 11,743	
Enter the greater of line (i) or (ii)	11,743
Total deductions	675,603
2d. SIPC Net Operating Revenues	$3,515,405
2e. General Assessment @ .0025	$ 8,789
	(to page 1, line 2.A.)

Nigl Nigl & Mathe LLP
Certified Public Accountants and Consultants

Charles A. Nigl, CPA
Matthew R. Nigl, CPA
Anthony R. Mathe, CPA, CFE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Landolt Securities, Inc.
Oshkosh, Wisconsin

We have reviewed management's statements, included in the accompanying exemption report under paragraph (k) of SEC rule 15c3-3, in which (1) Landolt Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Landolt Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the "exemption provisions") and (2) Landolt Securities, Inc. stated that Landolt Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Landolt Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Landolt Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Nigl Nigl & Mathe LLP

Oshkosh, Wisconsin
February 12, 2015

2450 Witzel Avenue • PO Box 2485, Oshkosh WI 54903-2485 920.651.9500 • fax 920.651.9600

LANDOLT SECURITIES, INC.
EXEMPTION REPORT UNDER PARAGRAPH (k) OF SEC RULE 15c3-3
December 31, 2014

Landolt Securities, Inc. is exempt from the provisions of Rule 240.15c3-3, because it meets the exemption provision set forth in paragraph 240.15c3-3(k)(1).

Landolt Securities, Inc. met the exemption provision in paragraph 240.15c3-3(k)(1) throughout the year ended December 31, 2014, the most recent fiscal year, without exception.